                                                                       EXHIBIT 7

                           OFFER TO PURCHASE FOR CASH
                                 (THE "OFFER")

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                 (THE "SHARES")

                                       OF

                                 INNOVEDA, INC.
                                (THE "COMPANY")

                                       AT

                              $3.95 NET PER SHARE

                                       BY

                           INDIANA MERGER CORPORATION
                                 ("PURCHASER")

                          A WHOLLY-OWNED SUBSIDIARY OF

                          MENTOR GRAPHICS CORPORATION
                              ("MENTOR GRAPHICS")

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON TUESDAY, MAY 28, 2002, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 23, 2002 (THE "MERGER AGREEMENT"), AMONG MENTOR GRAPHICS, PURCHASER AND THE COMPANY. THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AT A MEETING DULY CALLED AND HELD ON APRIL 23, 2002, HAS (I) DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING EACH OF THE OFFER AND THE MERGER DESCRIBED HEREIN, IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, (II) APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE SUBSEQUENT MERGER OF PURCHASER WITH AND INTO THE COMPANY, AS A RESULT OF WHICH THE COMPANY WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF MENTOR GRAPHICS, AND (III) RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, AND (II) THE EXPIRATION OR TERMINATION OF ANY AND ALL WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE "THE OFFER -- CONDITIONS TO THE OFFER."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   IMPORTANT

     If you wish to tender all or any part of your Shares, prior to the expiration date of the Offer you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Shares to the depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in "The Offer -- Procedure for Tendering Shares" of this Offer to Purchase, or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

     If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in "The Offer -- Procedure for Tendering Shares."

     A summary of the principal terms of the Offer appears on pages 1-5 of this Offer to Purchase.

     If you have questions about the Offer, you may call MacKenzie Partners, Inc., the information agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

April 30, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................     1
INTRODUCTION................................................     6
THE OFFER...................................................     8
   1. Terms of the Offer; Expiration Date...................     8
   2. Extension of Tender Period; Termination; Amendment....     8
   3. Acceptance for Payment and Payment....................    10
   4. Procedure for Tendering Shares........................    10
   5. Withdrawal Rights.....................................    12
   6. Certain United States Federal Income Tax
     Considerations.........................................    13
   7. Price Range of Shares; Dividends......................    14
   8. Certain Information Concerning the Company............    14
   9. Certain Information Concerning Purchaser and Mentor
     Graphics...............................................    18
  10. Source and Amount of Funds............................    19
  11. Background of the Offer...............................    20
  12. The Merger Agreement; Other Arrangements..............    21
  13. Purpose and Structure of the Offer; Plans for the
     Company; Appraisal Rights..............................    33
  14. Effect of the Offer on the Market for the Shares;
      Nasdaq Listing; Registration under the Exchange Act...    34
  15. Dividends and Distributions...........................    35
  16. Conditions to the Offer...............................    36
  17. Certain Legal Matters; Regulatory Approvals...........    38
  18. Fees and Expenses.....................................    41
  19. Miscellaneous.........................................    41
Schedule I -- Directors and Executive Officers of Mentor
  Graphics and Purchaser....................................   I-1
Schedule II -- Section 262 of the Delaware General
  Corporation Law...........................................  II-1

                               SUMMARY TERM SHEET

     Mentor Graphics Corporation ("Mentor Graphics"), through its wholly-owned subsidiary, Indiana Merger Corporation ("Purchaser," and together with Mentor Graphics, "Mentor"), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Innoveda, Inc. (the "Company") for $3.95 per Share net to the seller in cash, without interest, in connection with the Agreement and Plan of Merger, dated as of April 23, 2002 (the "Merger Agreement") by and among Mentor Graphics, Purchaser and the Company. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete, and additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SHARES? WHY?

     Our name is Mentor Graphics Corporation. We are an Oregon corporation and are making the Offer through our wholly-owned subsidiary, Indiana Merger Corporation, a Delaware corporation, which was formed for the purpose of making a tender offer for the Shares. The tender offer is the first step in our plan to acquire all of the outstanding Shares.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking to purchase all of the issued and outstanding Shares. See the "Introduction" to this Offer to Purchase and "The Offer -- Terms of the Offer; Expiration Date."

HOW MUCH IS MENTOR OFFERING TO PAY FOR MY SHARES, AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $3.95 per Share, net to you, in cash, without interest. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company's Board of Directors. By unanimous vote of all directors present at a meeting held on April 23, 2002, the Company's Board of Directors:

     - determined that the Offer and the Merger of Purchaser with and into the Company (the "Merger") are fair to and in the best interests of the stockholders of the Company;

     - approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

     - recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

See the "Introduction" to this Offer to Purchase.

WILL THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY TENDER THEIR SHARES IN THE OFFER?

     Yes. The members of the Company's Board of Directors, each of the executive officers of the Company and some of their respective affiliates have all agreed to tender certain shares owned by them pursuant to the Offer. Each entered into a Tender and Stockholder Support Agreement with Mentor pursuant to which they agreed to tender and sell certain shares owned by them to us in accordance with the terms of the Offer. The Tender and Stockholder Support Agreements entered into by Mentor with these individuals relate to an aggregate of 15,633,687 shares or approximately 39% of the Company's shares outstanding as of April 23, 2002 (or approximately 32% of the Company's shares on a fully diluted basis). See "The Offer -- The Merger Agreement; Other Arrangements."

DOES MENTOR HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Yes. We will need approximately $160 million (or approximately $194 million on a fully diluted basis) to purchase all Shares pursuant to the Offer and to pay related fees and expenses. Since we currently have available borrowing capacity of up to $215 million and currently have approximately $47 million in cash and working capital available to buy all of the Shares outstanding and pay related fees and expenses, the Offer is not subject to any financing condition.

IS MENTOR'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     Since we have sufficient cash, working capital and available borrowings to purchase the Shares and pay all fees relating to the Offer, the Offer is not subject to any financing condition. Therefore, we believe our financial condition is not material to your decision whether to tender in the Offer. If you do not tender in the Offer, in the subsequent merger (if it occurs), you will receive, for each Share you hold, the same cash price paid under the terms of the Offer. If you would like additional information about our financial condition, please see "The Offer -- Certain Information Concerning Purchaser and Mentor Graphics -- Available Information."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     The most significant conditions to the Offer are the following:

     - that the Company's stockholders validly tender and do not withdraw prior to the expiration date of the Offer the number of Shares representing at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition"); and

     - that any waiting periods under applicable antitrust laws have expired or have been terminated.

We can waive some of the conditions to the Offer without the Company's consent in our reasonable discretion; however, we cannot waive the Minimum Condition without the Company's consent. For a complete list of the conditions to the Offer, see "The Offer -- Conditions to the Offer."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You have until 12:00 Midnight, New York City time, on Tuesday, May 28, 2002 (the "Expiration Date"), to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Wilmington Trust Company, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer -- Procedure for Tendering Shares."

CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

     We may extend the period of time for which the Offer is open pursuant to, and in accordance with, the terms of the Merger Agreement or as may be required by applicable law. We may extend the Expiration Date if any of the conditions specified in "The Offer -- Conditions to the Offer" are not satisfied at the scheduled Expiration Date but in no event later than December 23, 2002. In addition, if the Offer has not been consummated at the Expiration Date due to the failure to satisfy the condition to the Offer relating to the expiration of the waiting period under any applicable antitrust statutes or regulations, we will, at the request of the Company, extend the Expiration Date for one or more periods (not in excess of ten business days each) but in no event later than December 23, 2002.

     We may also elect to provide a "subsequent offering period" for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender their Shares and receive payment for Shares validly tendered. If we decide to provide a subsequent offering period, we will make a public announcement of our decision not later than 9:00 a.m., New York City time, on the business day after the Expiration Date. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See "The Offer -- Terms of the Offer; Expiration Date."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we decide to extend the Offer, we will inform Wilmington Trust Company, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

WHAT WILL HAPPEN TO MY OPTIONS IN THE OFFER?

     We are not offering to purchase any options of the Company in the Offer. If you wish to tender option shares in the Offer, you must exercise those options and comply with the tender procedures described herein. In connection with the merger of Purchaser with and into the Company (the "Merger"), Mentor has agreed to assume each outstanding option to purchase Shares under any plan, agreement or arrangement pursuant to which options to purchase Shares or other equity interests of the Company have been granted. See "The Offer -- The Merger Agreement; Other Arrangements."

HOW DO I TENDER MY SHARES?

     To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Wilmington Trust Company, the depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration date of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days after the expiration of the Offer. The depositary must receive the missing items within that three trading-day period for the tender to be valid. See "The Offer -- Procedures for Tendering Shares."

UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES?

     You can withdraw tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by June 28, 2002, you can withdraw them at any time after such date until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately and thus you will not be able to withdraw Shares tendered in the Offer during any subsequent offering period. See "The Offer -- Withdrawal Rights."

HOW DO I WITHDRAW TENDERED SHARES?

     To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wilmington Trust Company, the depositary for the Offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions through a broker or nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See "The
Offer -- Withdrawal Rights."

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

     Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the Expiration Date. We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with Wilmington Trust Company, the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by Wilmington Trust Company of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in "The Offer -- Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

WILL THE OFFER BE FOLLOWED BY A MERGER?

     Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for at least such number of Shares that satisfies the Minimum Condition and the other conditions are satisfied or waived, Purchaser will merge with and into the Company. If the Merger takes place, Mentor will own all of the Shares of the Company and all remaining stockholders of the Company, other than the Company's dissenting stockholders who properly exercise appraisal rights, will receive $3.95 per share in cash. See the "Introduction" to this Offer to Purchase. See also "The Offer -- The Merger Agreement; Other Arrangements" for a description of the conditions to the Merger.

     Pursuant to the terms of the Merger Agreement and in order to facilitate a short-form merger following the completion of the Offer, the Company has granted to us an irrevocable option, exercisable in whole if the Minimum Condition is met and we accept for payment pursuant to the Offer at least 85% but less than 90% of the Shares then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares that we already own at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the exercise of all outstanding exercisable options to purchase Shares with an exercise price less than $3.95 per Share), at a price of $3.95 per Share. We may only exercise this option so long as immediately after the exercise we would own more than 90% of the Shares then outstanding. See "The Offer -- The Merger Agreement; Other Arrangements." If we exercise this option or if we acquire more than 90% of the outstanding Shares in the Offer we intend to consummate a "short-form" merger under Delaware law, which would not require the approval of the Company's stockholders.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY AFTER THE OFFER?

     Yes; however, if and when the Merger takes place, the Company will no longer be publicly traded. In addition, it is possible that, following the Expiration Date but prior to the consummation of the Merger, there may be so few remaining stockholders and publicly held Shares that:

     - the Shares will no longer be eligible to be traded on the Nasdaq National Market or any securities exchange;

     - there may not be an active public trading market, or, possibly, any public trading market, for the Shares; and

     - the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

See "The Offer -- Effect of the Offer on the Market for the Shares; Nasdaq Listing; Registration under the Exchange Act."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the Merger takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place and you do not exercise appraisal rights, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place and the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the Shares, which may affect prices at which Shares trade. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

     Appraisal rights are not available in the Offer. If the Merger is consummated, holders of Shares at the effective time of the Merger who do not vote in favor of, or consent to, the Merger will have rights under Section 262 of the Delaware General Corporation Law to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. See "The Offer -- Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights" and Schedule II to this Offer to Purchase for a more full discussion and the complete text of Section 262 of the Delaware General Corporation Law.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On April 23, 2002, the last full trading day before we announced the execution of the Merger Agreement, the closing price of a Share on the Nasdaq National Market was $2.38. On April 29, 2002, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on the Nasdaq National Market was $3.87. We recommend that you obtain a recent quotation for Shares before deciding whether to tender your Shares.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

     The receipt of cash for shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who tenders shares in the Offer or receives cash in exchange for shares in the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares tendered in the Offer or exchanged for cash in the Merger. If the Shares tendered or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the Shares were held for more than one year. See "The Offer -- Certain United States Federal Income Tax Considerations."

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Common Stock of Innoveda, Inc.:

                                  INTRODUCTION

     We are Mentor Graphics Corporation, an Oregon corporation ("Mentor Graphics"). Through our wholly-owned subsidiary Indiana Merger Corporation, a Delaware corporation ("Purchaser," and together with Mentor Graphics, "Mentor"), we hereby offer to purchase all of the issued and outstanding common stock, par value $0.01 per share (the "Shares"), of Innoveda, Inc., a Delaware corporation (the "Company"), at the price of $3.95 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 23, 2002 (the "Merger Agreement"), among the Company, Mentor Graphics and Purchaser. The Merger Agreement provides that, as soon as practicable following consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Mentor Graphics. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Mentor, the Company or any of their respective wholly-owned subsidiaries, all of which will be canceled, and Shares held by the Company's stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $3.95 per Share in cash or any greater per Share price paid in the Offer, net without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "The
Offer -- The Merger Agreement; Other Arrangements."

     If you tender your Shares to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. We will pay all charges and expenses of Wilmington Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer -- Fees and Expenses."

     The Company's Board of Directors has (1) determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company,
(2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Robertson Stephens, Inc. ("Robertson Stephens"), the Company's financial advisor, has delivered to the Company's Board of Directors its written opinion, dated April 23, 2002, to the effect that, as of such date and based on the matters considered and subject to the assumptions, conditions and qualifications set forth in such opinion, the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Mentor, affiliates of Mentor or holders of Shares for which appraisal rights have been properly exercised) was fair, from a financial point of view, to such holders. The full text of Robertson Stephens' written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders concurrently herewith. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender his or her Shares in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Offer and the Merger. Holders of Shares are urged to read the full text of such opinion carefully in its entirety.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition"), and (2) the expiration or termination of any and all waiting periods under applicable antitrust laws. The Offer is also subject to other conditions. See "The
Offer -- Conditions to the Offer."

     The Company has advised us that as of April 23, 2002, 49,022,122 Shares were issued and outstanding, assuming the exercise of all options, warrants and other rights to purchase common stock. Immediately prior to the commencement of the Offer, Mentor and its subsidiaries beneficially owned no Shares, except for 15,633,687 Shares representing approximately 39% of the outstanding Shares (or 32% of the Shares on a fully diluted basis) beneficially owned pursuant to Tender and Stockholder Support Agreements that were entered into by certain stockholders of the Company in connection with the Merger Agreement. Accordingly, we believe that the Minimum Condition would be satisfied if approximately 24,511,062 Shares, including those subject to the Tender and Stockholder Support Agreements, were validly tendered and not withdrawn prior to the expiration of the Offer.

     In order to induce us to enter into the Merger Agreement, 13 stockholders of the Company (the "Significant Stockholders") consisting of its directors, executive officers and certain of their respective affiliates, owning in the aggregate approximately 39% of the issued and outstanding Shares (or 32% of the Shares on a fully diluted basis), have entered into the Tender and Stockholder Support Agreements, each dated as of April 23, 2002 (each, a "Tender Agreement") with Mentor pursuant to which the Significant Stockholders have, subject to certain limitations, (i) agreed to tender and sell 15,633,687 Shares (the "Subject Shares"), to Mentor pursuant to the Offer and (ii) agreed not to withdraw any Subject Shares tendered in the Offer. In addition, six of the Significant Stockholders have entered into Tender Agreements in which each such Significant Stockholder has, subject to certain limitations, (i) agreed to vote such Subject Shares in favor of the Merger and Merger Agreement and against any acquisition proposal other than the Merger and (ii) granted to Mentor and certain officers of Mentor an irrevocable proxy to vote such Subject Shares in favor of the transactions contemplated by the Merger Agreement. For a discussion of the Tender and Stockholder Support Agreements, see "The Offer -- The Merger Agreement; Other Arrangements."

     The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied and we acquire Shares pursuant to the Offer, we would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. In addition, in order to facilitate a short-form merger following the completion of the Offer, the Company has granted us an irrevocable option, exercisable in whole if the Minimum Condition is met and we accept for payment pursuant to the Offer more than 85% but less than 90% of the Shares then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares that we already own at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the exercise of all exercisable options to purchase Shares with an exercise price less than $3.95 per share), at a price of $3.95 per Share. We may exercise this option only so long as immediately after the exercise we would own more than 90% of the Shares outstanding. The Company has also agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement. We have agreed to vote all Shares that we acquire in the Offer in favor of the approval and adoption of the Merger Agreement. See "The Offer -- The Merger Agreement; Other Arrangements."

     After expiration or termination of the Offer, we may seek to acquire additional Shares, through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

     1. Terms of the Offer; Expiration Date. On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Mentor will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not properly withdrawn.

     "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, May 28, 2002, unless we extend the period of time for which the Offer is open, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

     The Offer is conditioned upon, among other things, (1) the Minimum Condition having been satisfied and (2) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions as described in "The Offer -- Conditions to the Offer." If any such condition is not satisfied, we may: (a) terminate the Offer and return all tendered Shares; (b) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer -- Withdrawal Rights," retain all Shares until the expiration date of the Offer as so extended; or (c) subject to the terms and conditions of the Merger Agreement, including the requirement that we obtain the Company's consent to waive the Minimum Condition, and to any requirement to extend the period of time during which the Offer must remain open, waive such condition and purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer -- Extension of Tender Period; Termination; Amendment," "The Offer -- Conditions to the Offer" and "The
Offer -- The Merger Agreement; Other Arrangements."

     On the date of this Offer to Purchase, we did not have beneficial ownership of any Shares, except for 15,633,687 Shares (representing approximately 39% of the outstanding Shares or 32% of the Shares on a fully diluted basis) beneficially owned pursuant to the Tender Agreements that were entered into by certain stockholders of the Company in connection with the Merger Agreement. For a discussion of the Tender Agreements, see "The Offer -- The Merger Agreement; Other Arrangements." The Company has advised us that as of April 23, 2002, 49,022,122 Shares were issued and outstanding on a fully diluted basis. For purposes of the Minimum Condition, the calculation of Shares issued and outstanding on a "fully diluted basis" assumes that all outstanding stock options, warrants and other rights are presently exercisable in full. The actual number of Shares that will satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

     Under Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we may, subject to certain conditions, provide a subsequent offering period from three to 20 business days in length following the expiration of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already will have been completed.

     We reserve the right to include a subsequent offering period in the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. We will pay the same consideration to stockholders tendering Shares in the Offer or in a subsequent offering period, if we include one.

     2. Extension of Tender Period; Termination; Amendment. We reserve the right to extend the Expiration Date, in our reasonable discretion, if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. In addition, if the Offer has not been consummated at the Expiration Date due to the failure to satisfy the condition to the Offer relating to the expiration of the waiting period under any applicable antitrust statutes or regulations, we will, at the request of the Company, extend the Expiration Date for one or more periods (not in excess of ten business days each) but in no event later than December 23, 2002. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the SEC Staff applicable to the Offer or any period required by applicable law. Except as described in the next paragraph, we expressly reserve the right in our reasonable discretion to waive any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer and to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act.

     We will not, however, without the prior written consent of the Company, (i) decrease the price per Share to be paid in the Offer, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) waive the Minimum Condition, (v) impose additional conditions to the Offer or (vi) amend any other term of the Offer in any manner adverse to the holders of Shares.

     If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of ten business days from, and including, the date of such notice. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer to the extent required by applicable law. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition, such as the Minimum Condition, is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price or percentage of Shares sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a press release to the Dow Jones News Service.

     If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "The Offer -- Withdrawal Rights." Our ability to delay the payment for Shares that we have accepted for payment is limited by
(i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder's offer and (ii) the terms of the Merger Agreement, which require that Mentor pay for Shares that are tendered pursuant to the Offer as soon as practicable after the Expiration Date.

     The Company has provided us with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     3. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in "The Offer -- Conditions to the Offer." In addition, we reserve the right, subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer -- Certain Legal Matters; Regulatory Approvals." For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer -- Extension of Tender Period; Termination; Amendment."

     For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer -- Procedure for Tendering Shares")), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer -- Procedure for Tendering Shares."

     Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

     Subject to the terms and conditions of the Merger Agreement, we reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

     4. Procedure for Tendering Shares. Except for Shares tendered by book-entry transfer, to tender Shares, either (1) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered by the Expiration Date, or (2) the guaranteed delivery procedure described below must be complied with.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Mentor may enforce such agreement against such participant.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (each an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Share Certificates and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

     - such tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Mentor is received by the Depositary (as provided below) by the Expiration Date; and

     - the Share Certificates (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

     Back-up Withholding. Under the United States federal income tax laws, the Depositary may be required to withhold a portion of the amount of any payments made to certain stockholders pursuant to the Offer or the Merger. In order to avoid such back-up withholding, you must provide the Depositary with your correct taxpayer identification number ("TIN") and certify that you are not subject to such back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to back-up withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to back-up withholding. All stockholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid back-up withholding. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a properly completed Form W-8BEN Certificate of Foreign Status or successor form in order to avoid backup withholding with respect to payments made to you.

     Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message), you irrevocably appoint Walden C. Rhines and Gregory K. Hinckley as your attorneys and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such attorneys and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

     The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

     The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Shares being tendered and (2) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

     Validity. We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Mentor, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

     5. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 28, 2002 unless such Shares are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "The Offer -- Procedures for Tendering Shares" at any time on or prior to the Expiration Date.

     We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Mentor, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

     If we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during that subsequent offering period or to Shares tendered in the Offer and accepted for payment.

     6. Certain United States Federal Income Tax Considerations. The following summary of certain United States federal income tax consequences of the Offer and the Merger to United States Holders (as defined below) is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. This summary assumes that Shares are held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their individual circumstances, or to other types of stockholders who may be subject to special rules (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, "S" corporations, expatriates, tax-exempt organizations, Non-United States Holders (as defined below), persons who are subject to alternative minimum tax, persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction, persons that have a functional currency other than the United States dollar, or persons who acquired their Shares upon the exercise of stock options or otherwise as compensation). This summary also does not address any state, local or foreign tax consequences of the Offer or the Merger.

     WE URGE EACH HOLDER OF SHARES TO CONSULT ITS OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE OFFER OR THE MERGER TO SUCH HOLDER.

     A "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States;
(ii) a corporation or partnership created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes. A "Non-United States Holder" is a holder of Shares other than a United States Holder.

     The receipt of cash in exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a maximum rate of 20%. Capital gains of corporate stockholders are generally taxable at the regular tax rates applicable to corporations.

     If the Merger is consummated, a United States Holder who exercises appraisal rights and receives cash in exchange for its Shares will generally recognize capital gain or loss equal to the difference between the cash received and the holder's adjusted tax basis in the Shares exchanged therefor.

     THE FOREGOING DOES NOT PURPORT TO BE AN ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO PARTICIPATION IN THE OFFER OR THE MERGER, AND IS NOT TAX ADVICE. THEREFORE, STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER OR EXCHANGING SHARES PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     7. Price Range of Shares; Dividends. The Shares are listed and principally traded on the Nasdaq National Market under the symbol "INOV." The following table sets forth for the calendar quarters indicated the high and low sales prices per Share on the Nasdaq National Market based on published financial sources.

                                                              HIGH     LOW
                                                              -----   -----
FISCAL 2000
  Quarter ended April 1, 2000...............................  $9.38   $3.44
  Quarter ended July 1, 2000................................  $5.75   $3.56
  Quarter ended September 30, 2000..........................  $4.81   $3.53
  Quarter ended December 30, 2000...........................  $3.50   $1.75
FISCAL 2001
  Quarter ended March 31, 2001..............................  $4.31   $2.06
  Quarter ended June 30, 2001...............................  $3.98   $2.38
  Quarter ended September 29, 2001..........................  $2.68   $0.67
  Quarter ended December 29, 2001...........................  $2.00   $0.65
FISCAL 2002
  Quarter ended March 30, 2002..............................  $2.80   $1.74
  Quarter ending June 29, 2002 (through April 29, 2002).....  $3.90   $1.67

     On April 23, 2002, the last full trading day before we announced the execution of the Merger Agreement, the closing price of a Share on the Nasdaq National Market was $2.38. On April 29, 2002, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on the Nasdaq National Market was $3.87. We urge you to obtain current market quotations for the Shares. The Company has never declared or paid cash dividends on its stock.

     8.  Certain Information Concerning the Company.

     General. The Company is a Delaware corporation, with principal executive offices at 293 Boston Post Road West, Marlboro, Massachusetts 01752. The telephone number of the Company's executive offices is (508) 480-0881. The Company develops electronic design automation ("EDA") technology, software and services for businesses in the consumer electronics, computer, telecommunications, automotive and aerospace industries.

     Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the SEC's public reference facilities at Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained at prescribed rates by writing to the SEC's Public Reference Section at the address set forth above, by calling (800) SEC-0330 or by accessing the SEC's Web site at http://www.sec.gov.

     The information concerning the Company contained in this Offer to Purchase, including, without limitation, financial information and the recommendation of the Company's board of directors (the "Company Board"), has been furnished by the Company or its representatives or taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described herein) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

     Summary Financial Information. The summary consolidated financial information for each of the Company's last three fiscal years set forth below is derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and the quarterly information for the fiscal quarter ended March 30, 2002 is derived from the Company's press release issued April 24, 2002. More comprehensive financial information is included in the referenced filings (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                           YEAR ENDED (1)
                                              ----------------------------------------
                                              JANUARY 1,   DECEMBER 30,   DECEMBER 29,   QUARTER ENDED
                                                 2000        2000(2)          2001       MARCH 30, 2002
                                              ----------   ------------   ------------   --------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenue.............................   $ 53,499      $ 89,859       $ 91,417        $ 15,707
  Restructuring and merger costs............         --         2,736          5,865              --
  Impairment of intangible assets...........         --            --         32,945              --
  In-process research and development.......         --         5,453             --              --
  Total operating expenses..................     51,317        98,896        147,315          19,913
  Income (loss) from operations.............      2,182        (9,037)       (55,898)         (4,206)
  Net income (loss).........................        259       (11,168)       (42,637)         (3,061)
  Net income (loss) per diluted share.......       0.02         (0.40)         (1.09)          (0.08)
  Number of shares used in computing diluted
     earnings (loss) per share..............     15,586        28,252         39,224          40,035
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit).................   $ (7,959)     $  4,656       $ (9,532)       $(11,732)
  Total assets..............................     31,445       142,624         72,292          63,168
  Long-term obligations, less current
     portion................................     14,379         6,000          1,750              --
  Redeemable convertible preferred stock....     32,000            --             --              --
  Stockholders' equity (deficit)............    (45,399)       54,600         12,391           9,806

---------------

(1) Innoveda was created by the business combination of Summit Design, Inc. and Viewlogic Systems, Inc., which was consummated on March 23, 2000. The business combination was accounted for as a reverse acquisition as former shareholders of Viewlogic owned a majority of the outstanding capital stock of Summit Design subsequent to the business combination. Therefore, for accounting purposes, Viewlogic is deemed to have acquired Summit Design. All pre-merger financial information presented represents the financial results for Viewlogic.

(2) Financial information for the fiscal year ended December 30, 2000, includes the results of Summit Design, Inc. form March 24, 200 and PADS Software, Inc. from September 22, 2000.

     On April 24, 2002, the Company announced the divestiture of its system-level design software unit ("SLD") to a technology investment fund and reported its financial results for the first quarter ended March 30, 2002. As indicated in the table above, for the first quarter of 2002, the Company reported revenue of $15.7 million with a net loss for the quarter of $3.1 million or $0.08 per share. For the same period last year, the Company reported revenue of $27.3 million, operating income, before amortization, of $1.8 million and a net loss of $2.1 million, or $0.05 per share.

     Certain Financial Forecasts. In connection with our review of the transactions contemplated by the Merger Agreement, the Company provided us with certain financial projections of the Company. In late March 2002, the Company provided us with projections that included, among other things, the Company's projections for total revenue and net income for the Company for 2002 assuming that SLD was sold as of the beginning of the second quarter of 2002. Set forth in the first table below is a summary of such projections. In early April 2002, the Company provided us with updated projections for the Company for 2002 that assumed no sale of SLD. Set forth in the second table below is a summary of such updated projections. All of these projections were prepared by the management of the Company to reflect the anticipated operation of the Company on a stand-alone basis and do not give effect to the Offer, the Merger or any changes that may result due to the future operation of the Company as a subsidiary of Mentor following completion of the Merger, nor should such projections be considered in evaluating the future performance of Mentor and the Company on a consolidated basis. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

                                 INNOVEDA, INC.

                             CONSOLIDATED FORECAST
                     FISCAL YEAR 2002 (ASSUMES SALE OF SLD)
                                 (IN THOUSANDS)

                                                   FORECAST   FORECAST   FORECAST   FORECAST
                                                      Q1         Q2         Q3         Q4
                                                     2002       2002       2002       2002
                                                   --------   --------   --------   --------
Total assets.....................................  $68,035    $57,760    $56,628    $60,655
                                                   =======    =======    =======    =======
Total liabilities................................   63,308     56,946     43,626     41,982
                                                   -------    -------    -------    -------
Total stockholders' equity.......................   12,391     11,089     14,134     14,646
                                                   =======    =======    =======    =======

                                          FORECAST   FORECAST   FORECAST   FORECAST   FORECAST
                                           TOTAL        Q1         Q2         Q3         Q4
                                          FY 2002      2002       2002       2002       2002
                                          --------   --------   --------   --------   --------
Total revenue...........................  $71,490    $18,051    $16,004    $17,380    $20,055
Total operating expenses excluding
  amortization..........................   62,568     17,921     14,752     14,835     15,061
                                          -------    -------    -------    -------    -------
Operating income before amortization....    8,921        130      1,253      2,545      4,994
Operating income before tax.............    6,900     (2,090)     5,002        739      3,250
Income/(loss) before tax................    6,522     (2,166)     4,888        638      3,161
Net income..............................    3,715     (1,428)     2,817        355      1,970
                                          =======    =======    =======    =======    =======

                                 INNOVEDA, INC.

                             CONSOLIDATED FORECAST
                   FISCAL YEAR 2002 (ASSUMES NO SALE OF SLD)
                                 (IN THOUSANDS)

                                                FORECAST   FORECAST   FORECAST   FORECAST
                                                   Q1         Q2         Q3         Q4
                                                  2002       2002       2002       2002
                                                --------   --------   --------   --------
     Total assets.............................  $ 64,385   $ 58,924   $ 56,767   $ 59,704
                                                ========   ========   ========   ========
     Total liabilities........................    53,524     49,024     45,911     46,355
                                                --------   --------   --------   --------
     Total stockholders' equity...............    10,860      9,900     10,856     13,349
                                                ========   ========   ========   ========

                                       FORECAST   FORECAST   FORECAST   FORECAST   FORECAST
                                        TOTAL        Q1         Q2         Q3         Q4
                                        FY2002      2002       2002       2002       2002
                                       --------   --------   --------   --------   --------
Total revenue........................  $78,070    $17,602    $18,449    $19,685    $22,334
                                       -------    -------    -------    -------    -------
Total operating expenses excluding
  amortization.......................   66,020     17,821     15,935     16,019     16,245
                                       -------    -------    -------    -------    -------
Operating income before
  amortization.......................   12,050       (219)     2,513      3,666      6,090
                                       =======    =======    =======    =======    =======
Operating income before tax..........    1,361     (2,439)    (1,550)     1,432      3,918
                                       -------    -------    -------    -------    -------
Income/(loss) before tax.............      943     (2,554)    (1,663)     1,331      3,829
Net income...........................      392     (1,688)    (1,117)       799      2,398
                                       =======    =======    =======    =======    =======

     The Company has advised us that these projections were not prepared with a view to public disclosure or in compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. This information was provided to us under a confidentiality agreement in connection with our evaluation of a business combination transaction. These projections have been included in this Offer to Purchase solely because they were made available to us and our advisors in connection with our consideration of the Offer. These projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled these projections and accordingly assume no responsibility for them. The Company has advised us that its internal financial forecasts (upon which these projections provided to us were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. These projections also reflect numerous estimates and assumptions (not all of which were provided to us), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company, all of which are difficult to predict, many of which are beyond the Company's control, and none of which is subject to approval by us. In particular, these projections assume the availability of working capital.

     Accordingly, there can be no assurance that the assumptions made in preparing these projections will prove accurate. It is likely that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in these projections. The inclusion of these projections herein should not be regarded as an indication that any of Mentor, the Company or their respective affiliates or representatives (including their financial advisors and accountants) considered or consider these projections to be a reliable prediction of future events. While these projections were furnished to us by the Company, we did not use or rely on them in determining the $3.95 per Share consideration in the Offer and the Merger. None of Mentor, the Company nor any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in these projections, and none of them intends to update or otherwise revise these projections after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying these projections are shown to be in error.

     9.  Certain Information Concerning Purchaser and Mentor Graphics.

     General. Purchaser is a Delaware corporation incorporated on April 3, 2002, with principal executive offices at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. The telephone number of Purchaser's principal executive offices is (503) 685-7000. To date, Purchaser has engaged in no activities other than those incident to Purchaser's formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Mentor Graphics.

     Mentor Graphics is an Oregon corporation with principal executive offices at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. The telephone number of Mentor Graphics' executive offices is (503) 685-7000. Mentor Graphics manufactures, markets and supports software and hardware EDA products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. In 1996, Mentor Graphics expanded its product offerings beyond traditional EDA to include
(1) intellectual property products and services intended to increase design efficiency by delivering standard, reusable functions for the design of hardware components and (2) embedded software development and system verification tools intended to shorten product time-to-market by allowing for simultaneous development and testing of hardware and embedded software. Mentor Graphics markets its products primarily to large companies in the communications, computer, semiconductor, consumer electronics, aerospace and transportation industries. Customers use Mentor Graphics' software in the design of such diverse products as supercomputers, automotive electronics, telephone-switching systems, cellular base stations and handsets, computer network hubs and routers, signal processors and personal computers.

     The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Mentor Graphics and Purchaser and certain other information are set forth on
Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase, during the past two years, none of Mentor Graphics or Purchaser, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in Schedule I, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     As of the date of this Offer to Purchase, Mentor does not beneficially own any Shares, except for 15,633,687 Shares (representing approximately 39% of the outstanding Shares or 32% of the Shares on a fully diluted basis) beneficially owned pursuant to the Tender Agreements. For a discussion of the Tender Agreements, see "The Offer -- The Merger Agreement; Other Arrangements."

     Available Information. Mentor is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Mentor is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Mentor. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in "Certain Information Concerning the Company -- Available Information."

     10. Source and Amount of Funds. We will need approximately $160 million (or approximately $194 million on a fully diluted basis) to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. Purchaser intends to obtain all funds needed for the Offer and the Merger through a capital contribution or a loan from Mentor Graphics. Mentor Graphics plans to provide the funds for such capital contribution or loan from its available borrowings, cash and working capital. The Offer is not subject to any financing condition.

     Financing Documents and Terms. On April 23, 2002, Mentor Graphics entered into a Bridge Loan Agreement (the "Loan Agreement") with Bank of America, N.A., serving as administrative agent ("Bank of America"), and Banc of America Securities LLC ("BAS") the lead arranger, pursuant to which Bank of America will provide a 6-month unsecured non-revolving facility of up to $125 million (the "Credit Facility"), on similar terms and conditions as were contained in Mentor Graphics' existing credit agreement with Bank of America dated as of January 2001, as amended. The Credit Facility has been underwritten by Bank of America, and BAS intends to syndicate post-closing a portion of the Credit Facility to financial institutions acceptable to Bank of America and BAS. The facility will terminate and all outstanding amounts will become due and payable on October 31, 2002.

     Borrowings under the Credit Facility may be used to purchase the Shares pursuant to the Offer and the Merger and to pay for certain fees, expenses and costs (including restructuring costs) in connection with the acquisition and integration of the Company. The initial borrowing under the Loan Agreement will be subject to the satisfaction of certain conditions, including (i) the valid tender, acquisition or pledge of more than 50% of the Company's issued and outstanding capital stock, (ii) material changes to the terms of the acquisition since the closing of the Loan Agreement being reasonably satisfactory to Bank of America and the majority banks (as defined in the Loan Agreement), (iii) all governmental and third-party approvals necessary for the acquisition having been obtained and all applicable waiting periods having expired and (iv) the delivery to Bank of America of executed copies of all material agreements and documents related to the acquisition.

     Interest Rates. Under the Loan Agreement, Mentor Graphics will have the option of borrowing funds at variable interest rates based either on a base rate of interest or LIBOR, plus, in each case, a variable applicable margin. Interest on loans based on a base rate of interest ("Base Rate Loans") will be payable at the higher of (i) the prime rate charged by Bank of America and (ii) the federal funds rate plus 0.50%, plus 1.25% (the "Base Interest Rate"). Interest on a loan based on LIBOR ("LIBOR Loans") will be payable at the rate equal to the reserve adjusted LIBOR rate plus 2.50%. The interest rates on both Base Rate Loans and LIBOR Loans will increase by 0.75% on August 1, 2002 and by another 1.00% on September 15, 2002. A default rate will apply in the event of a default on any loans under the Credit Facility at a rate per annum of 2.00% above the then applicable Base Interest Rate.

     Other Material Terms and Conditions. The Credit Facility contains representations, warranties and conditions to borrowing, covenants and events of default customary for facilities of this nature. Other than the covenants and provisions pertaining to the acquisition of the Company, the Loan Agreement's provisions are materially similar to the provisions contained in Mentor Graphics' existing credit agreement.

     The foregoing description of the terms and conditions of the Loan Agreement is qualified in its entirety by reference to the full text thereof, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.

     Plans to Finance and Repay the Loan. No final decisions have been made concerning the method Mentor Graphics will employ to repay its borrowings under the Loan Agreement. These decisions, when made, will be based on Mentor Graphics' review from time to time of the advisability of particular actions, as well as on prevailing interest rates, capital market conditions and other economic factors. Furthermore, of course, there can be no assurance that Mentor Graphics will be able to utilize any one or more of the repayment options or as to the amount that will be available under any of them.

     11. Background of the Offer. As part of the continuous evaluation of its business, Mentor regularly considers a variety of strategic options and transactions. As part of this process, Mentor has evaluated various alternatives for expanding its business, including discussions with the Company from time to time concerning the acquisition of the Company.

     On September 18, 2001, Henry Potts, General Manager of Mentor's systems division, and Will Herman, Chief Executive Officer of the Company, had a telephone discussion concerning the possibility of an acquisition of the Company by Mentor. They agreed to meet in Chicago on September 21, 2001 to discuss the matter further.

     On September 21, 2001, Mr. Potts, Dennis Weldon, Treasurer of Mentor, Mr. Herman and Richard Lucier, Chief Operating Officer of the Company, met in Chicago and discussed differences between Mentor's and the Company's products in the context of a potential acquisition of the Company by Mentor. The parties agreed to schedule a telephone call the following week to discuss these matters further.

     On telephone calls during the week of September 24, 2001 and in a meeting on October 18, 2002 in Wilsonville, Oregon, Mr. Weldon, Mr. Potts, Mr. Herman and Mr. Lucier discussed the possibility of Mentor acquiring the Company. Based upon differences between the parties' perceptions of the Company's performance, the parties concluded at the October 18, 2001 meeting that an acquisition by Mentor was not practicable at that time but agreed to pursue discussions regarding a potential acquisition in the future.

     On November 7, 2001, Bruce Alexander of the investment banking firm of Needham & Company, or Needham, called Mr. Herman at Mentor's request to discuss Mentor's potential interest in acquiring the Company.

     On January 9, 2002, Mr. Alexander and Mr. Herman met while attending an investor conference in New York and discussed Mr. Herman's point of view of the Company regarding the potential acquisition of the Company by Mentor. Given the differences of opinion between the parties concerning this matter, the parties did not pursue further discussions at that time.

     On March 5, 2002, Mr. Herman left a voicemail message with Gregory Hinckley, President and Chief Operating Officer of Mentor, suggesting they meet at a trade show they would both be attending. Mr. Hinckley and Mr. Herman met at the trade show in Paris on March 6, 2002 and discussed a potential acquisition of the Company by Mentor.

     From March 12, 2002 to March 18, 2002, Mr. Alexander, Mr. Herman, Mr. Hinckley, and Mr. Weldon had daily telephone discussions with respect to a potential acquisition of the Company by Mentor.

     On March 14, 2002, Mr. Weldon, Mr. Hinckley, Mr. Potts and Mr. Herman met in Denver to discuss a potential acquisition of the Company by Mentor. The Mentor representatives discussed the possibility of acquiring the Company for $3.00 per share plus the net proceeds from the sale of the Company's system-level design, or SLD, business. Mr. Herman agreed to discuss the matter further with the Company Board.

     On March 18, 2002, Mentor formally retained Needham to act as Mentor's financial advisor in connection with a potential acquisition of the Company.

     On March 20, 2002, Mentor's management submitted a draft term sheet to the Company (the "Term Sheet") and a draft letter agreement with respect to exclusivity and confidentiality (the "Exclusivity and Confidentiality Agreement"). The Term Sheet contemplated an acquisition of the outstanding shares of the Company for $3.50 per share, plus the proceeds from the sale of the SLD business, pursuant to a definitive agreement to be negotiated during a period of exclusive negotiations between the parties, which period of exclusivity would end in late April 2002.

     From March 20, 2002 to March 24, 2002, Mr. Alexander had several telephone calls with Mr. Herman and Mentor management to discuss various potential acquisition prices. At the outset of these discussions, Mentor suggested an acquisition price of $3.50 per share, plus the proceeds from the sale of the SLD business, which Mentor subsequently increased to $3.95 per share, plus the proceeds from the sale of the SLD business, immediately prior to the March 24, 2002 Company Board meeting.

     After the Company Board meeting on March 24, 2002, Mr. Herman had a telephone call with representatives of Mentor during which they agreed to first negotiate the terms of the Exclusivity and Confidentiality Agreement and then proceed to negotiate a definitive merger agreement, rather than pursue negotiations with respect to the Term Sheet.

     On March 25, 2002, Mentor and the Company entered into the Exclusivity and Confidentiality Agreement, which provided that the Company would negotiate exclusively with Mentor with respect to the sale of the Company until April 15, 2002, unless extended.

     Between March 25, 2002 and April 23, 2002, representatives of Mentor, together with its legal and financial advisors conducted due diligence with respect to the Company.

     From March 29, 2002 to April 23, 2002, representatives of Mentor and its legal and financial advisors negotiated the terms and conditions of the proposed Merger Agreement and proposed Tender Agreement with representatives of the Company and its legal advisors.

     Between April 15, 2002 and April 23, 2002, the Company and Mentor extended the expiration date of the Confidentiality and Exclusivity Agreement six times.

     On April 23, 2002, all of the directors present at a meeting of the Company Board unanimously approved the Merger Agreement, the Offer and the Merger. As a condition to and an inducement for Mentor entering into the Merger Agreement, on April 23, 2002, Mentor entered into separate Tender Agreements with each of the Significant Stockholders.

     On April 23, 2002, Mentor and the Company issued a joint press release announcing the Merger Agreement and the Offer.

     On April 30, 2002, Mentor commenced the Offer in accordance with the Merger Agreement.

     12.  The Merger Agreement; Other Arrangements.

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

  THE MERGER AGREEMENT AND THE TENDER AGREEMENTS

     Overview. Pursuant to the terms and conditions of the Merger Agreement, Mentor and the Company are required to use their reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions provided for or contemplated by the Merger Agreement, including the commencement by Mentor of the Offer to purchase all outstanding Shares at $3.95 per Share. The obligation of Mentor to accept for payment or pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction of the conditions set forth in Section 16 of the Offer to Purchase. The conditions described in Section 16, except for the Minimum Condition, are for the sole benefit of Mentor and may be asserted by Mentor regardless of the circumstances giving rise to any such conditions and may be waived by Mentor, in whole or in part, at any time and from time to time, in its reasonable discretion.

     In order to induce Mentor to enter into the Merger Agreement, Mentor entered into a Tender and Stockholder Support Agreement (each, a "Tender Agreement") with the Significant Stockholders under which each Significant Stockholder has, among other things, agreed to tender such Significant Stockholder's Shares in the Offer upon the terms and conditions set forth therein. For additional information see "The Tender Agreements" below.

     As a further inducement to Mentor to enter into the Merger Agreement, the Company granted Mentor an irrevocable option (the "Top-Up Option"), exercisable if the Minimum Condition is met and Mentor accepts for payment Shares tendered pursuant to the Offer or shares acquired pursuant to the Tender Agreements at least 85% of the Shares then outstanding (the "Top-Up Exercise Event"), to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Mentor or any other subsidiary of Mentor at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (assuming issuance of Shares pursuant to the Top-Up Option and the exercise of all outstanding exercisable options to purchase Shares with an exercise price less than the price per Share in the Offer), at a price equal to $3.95 per Share; provided, however, that the Top-Up Option shall not be exercisable unless immediately after such exercise Mentor would own more than 90% of the Shares then outstanding. Mentor may exercise the Top-Up Option in whole but not in part at any one time after the occurrence of the Top-Up Exercise Event and prior to the Effective Time or the termination of the Merger Agreement.

     In the Merger Agreement, the Company has agreed that concurrently with the date Mentor's Offer documents are filed with the SEC, it will file with the SEC and mail to its stockholders a Solicitation/ Recommendation Statement on
Schedule 14D-9 containing the recommendation of the Company Board that the Company's stockholders accept the Offer, tender all their Shares to Mentor and approve the Merger Agreement and the transactions contemplated thereby.

     The Merger. The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Mentor.

     At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares owned by the Company or any Company Subsidiary or by Mentor or any other subsidiary of Mentor, all of which will be canceled, and Shares held by stockholders who properly exercise their appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a cash payment of $3.95 net without any interest thereon, payable in cash to the holder thereof. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

     The Merger Agreement provides that upon acceptance for payment of, and payment by Mentor in accordance with the Offer for, at least a majority of the outstanding Shares, Mentor will be entitled to designate such number of directors, rounded up to the next whole number, as will give Mentor representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares purchased by Mentor or any of its affiliates bears to the aggregate number of Shares outstanding, and the Company will, upon the request by Mentor, promptly secure the resignations of the number of directors as is necessary to enable Mentor's designees to be elected to the Company Board and will cause Mentor's designees to be so elected, provided, however, that at all times prior to the Effective Time at least two members of the Company Board will be Continuing Directors (as defined below). Following the election or appointment of Mentor's designees pursuant to this provision and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by or on behalf of the Company,
(ii) any exercise or waiver of any of the Company's rights or remedies under the Merger Agreement and (iii) any extension of time for the performance or waiver of any the obligations or other acts of Mentor under the Merger Agreement will require the approval of a majority of the directors of the Company then in office who are not designated by Mentor (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the full the Company Board, in which case the action will require the approval of both a majority of the full the Company Board and a majority of the Continuing Directors.

     Recommendation. The Company represents and warrants in the Merger Agreement that the Company Board at a meeting duly called and held has by unanimous vote of all directors present at such meeting duly adopted resolutions:

          (i) determining that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders;

          (ii) approving the Offer and adopting the Merger Agreement in accordance with the DGCL;

          (iii) recommending acceptance of the Offer and approval of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law); and

          (iv) taking all other action necessary to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger and the other agreements contemplated by the Merger Agreement.

     The Company Board agreed not to withdraw, modify or propose to publicly withdraw or modify its recommendation described above in a manner adverse to Mentor, except that the Company Board shall be permitted to withdraw or modify its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Mentor or approve or recommend or enter into an agreement with respect to a Superior Proposal (as defined below) if the Company has complied with the terms of the Merger Agreement. A withdrawal, modification or a public proposal to publicly withdraw or modify the recommendation of the Company Board or any committee thereof in any manner adverse to Mentor, however, may give rise to certain termination rights on the part of Mentor under the Merger Agreement and the right to receive certain termination fees as set forth therein. See "Termination" and "Termination Fees and Expenses" below.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Mentor, including but not limited to representations and warranties relating to the Company's organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, compliance with applicable laws, capitalization, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating laws, required consents and approvals, SEC filings (including financial statements), the documents supplied by the Company related to the Offer, the absence of certain material adverse changes or events since December 29, 2001, taxes, employee benefit plans, absence of brokers, licenses and permits, environmental matters, labor and employment matters, intellectual property, material agreements, restrictions on business activities, litigation, insurance, affiliate transactions, opinion of its financial advisor, required vote of stockholders, state takeover statutes, transaction expenses and regulatory filings.

     Mentor has also made customary representations and warranties to the Company, including representations and warranties relating to Mentor's organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, documents supplied by Mentor related to the Offer, required consents and approvals, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating laws, the availability of sufficient funds to perform their obligations under the Merger Agreement, the interim operations of Mentor and the absence of brokers.

     Interim Agreements of Mentor and the Company. Pursuant to the Merger Agreement, unless Mentor has agreed in writing thereto or except as otherwise expressly contemplated by the Merger Agreement, the Company will, and will cause each Company Subsidiary to:

          (i) conduct its operations only in the ordinary and usual course of business consistent with past practice; and

          (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of the Company and each Company Subsidiary, and preserve current relationships with such customers, suppliers and other persons with which the Company and each Company Subsidiary has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

     In addition, from the date of the Merger Agreement to the Effective Time, unless Mentor has consented in writing thereto or except as otherwise expressly contemplated by the Merger Agreement, the Company will not and will not permit any Company Subsidiary, directly or indirectly, to do or agree to do, any of the following:

          (i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

          (ii) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest, of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date of the Merger Agreement (or Company Options outstanding that were otherwise approved by Mentor) in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any Company Subsidiary, except pursuant to existing contracts or commitments or the sale, purchase or licensing of goods, products and software in the ordinary course of business consistent with past practice;

          (iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

          (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities;

          (v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any ownership interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;
     (B) except for accounts payable incurred in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Company Subsidiary) for borrowed money; (C) terminate, cancel or agree to any material change in any Company Material Contract other than in the ordinary course of business consistent with past practice; or (D) make or authorize any capital expenditure in excess of the Company's budget as disclosed to Mentor prior to the date hereof;

          (vi) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the Merger Agreement as disclosed in the Company Disclosure
     Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, executive officers or employees (except for increases in accordance with past practices in salaries or wages of employees of the Company or any Company Subsidiary which are not across-the-board increases), (B) except to the extent that the Company's existing severance policies are applicable to employees hired after the date hereof, grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, executive officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend in any material respect any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, executive officer or employee, except to the extent required by applicable law or the terms of a collective bargaining agreement in existence on the date of the Merger Agreement or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit

     Plan, except, in each case, to the extent required by applicable law or existing term of any such Company Benefit Plan described in the Company Disclosure Schedule or as contemplated by the Merger Agreement;

          (vii) (A) pre-pay any long-term debt or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice or (C) delay or accelerate payment of any account payable or in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

          (viii) make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

          (ix) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

          (x) make or change any election in respect of taxes, adopt or change any material accounting method in respect of taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

          (xi) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

          (xii) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Company Subsidiaries taken as a whole, except for depreciation and amortization in accordance with GAAP consistently applied;

          (xiii) take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Mentor and any subsidiary of Mentor) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

          (xiv) take any action that is intended or would reasonably be expected to result in any of Conditions to the Offer or the conditions to the Merger set forth in the Merger Agreement not being satisfied;

          (xv) license, transfer, sell, distribute, encumber or grant access to any Intellectual Property of the Company or any Company Subsidiary, other than in the ordinary course of business;

          (xvi) enter into any new material line of business; or

          (xvii) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

  OTHER AGREEMENTS OF MENTOR AND THE COMPANY

     Stockholder Approval; Proxy Statement. In the Merger Agreement, the parties have agreed that, if required by applicable law, the Company will (1) call and hold a special meeting of its stockholders for the purpose of voting upon the Merger as promptly as practicable following the Expiration Date or upon the request of Mentor, (2) prepare and file with the SEC and mail to its stockholders a proxy statement relating to the Merger Agreement and (3) recommend to its stockholders that they vote in favor of the approval of the Merger and the Merger Agreement and the other transactions contemplated thereby, unless the Company Board approves or recommends, or enters into an agreement with respect to, a Superior Proposal (as defined below), or except to the extent that the Company Board determines in good faith (after consultation with outside counsel) that to do so would constitute a breach by the Company Board of its fiduciary duties to the Company's stockholders. The Company must use reasonable efforts to obtain the necessary approvals by its stockholders for the Merger and take all other actions reasonably requested by Mentor to secure the vote of stockholders for approval of the Merger, the Merger Agreement and the other transactions contemplated thereby. At any such meeting, all of the Shares then owned by Mentor and by any of Mentor's other subsidiaries or affiliates will be voted in favor of the Merger and the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser, or any other direct or indirect subsidiary of Mentor Graphics, acquires at least 90% of the outstanding Shares, the Company and Mentor will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with Section 253 of the DGCL.

     No Solicitation. The Company has agreed that, prior to the Effective Time, it will not, and will not authorize or permit any Company Subsidiary or Company Representative, directly or indirectly, to take any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal (as defined below), (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the consummation of the Offer, the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duties to stockholders, the Company may, in response to a Superior Proposal (as defined below) and subject to the Company's compliance with the Merger Agreement, (1) furnish information with respect to the Company and the Company Subsidiaries to the person making such Superior Proposal pursuant to a customary confidentiality agreement the benefits of the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Mentor as amended as of the date thereof and (2) following the execution of such a confidentiality agreement, participate in discussions with respect to such Superior Proposal. The Merger Agreement requires that the Company, its affiliates and their respective officers, directors, employees, representatives legal counsel, advisors and agents cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted before execution of the Merger Agreement with respect to an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of the Company be returned.

     "Acquisition Proposal" is defined in the Merger Agreement as any offer or proposal concerning any (A) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (C) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (D) transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 15% or more of the voting power of the Company or (E) any combination of the foregoing (other than the Offer and the Merger); provided, however, that an Acquisition Proposal shall not include the disposition of the assets of the Company's system level design ("SLD") business or products.

     "Superior Proposal" is defined as any bona fide Acquisition Proposal (but with all of the percentages included in the definition of such term raised to 50.01% for purposes of this definition) made by a third party which was not solicited by the Company in violation of the Merger Agreement, any Company Subsidiary, any Company Representatives or any other Company affiliates and which, in the good faith judgment of the Company Board, taking into account, to the extent deemed appropriate by the Company Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, (B) if consummated would, after consultation with the Company's nationally recognized independent financial advisor as to whether the Acquisition Proposal constitutes a Superior Proposal, result in a transaction that is more favorable to the Company's stockholders, from a financial point of view, than the Offer and the Merger as the same may be proposed by Mentor to be amended in response thereto and as provided in the Merger Agreement and (C) is not subject to any financing condition.

     The Merger Agreement requires the Company to advise Mentor immediately of any inquiry received by it relating to any potential Acquisition Proposal and of the terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, will furnish to Mentor a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry (as well as of any additional information received by the Company with respect to an Acquisition Proposal), if it is not in writing and to keep Mentor fully informed on a current basis with respect to the status of any such negotiations or discussions and any developments with respect to the foregoing.

     Neither the Company Board nor any committee thereof will (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Mentor, the approval or recommendation by the Company Board or such committee of the Offer and the Merger and the adoption and approval of the Merger Agreement,
(B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than the Offer and the Merger, or (C) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Acquisition Proposal other than the Offer and the Merger, provided, however, that the Company may (1) take and disclose to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal (provided that the Company Board shall not withdraw or modify in an adverse manner its approval or recommendation of the Offer, the Merger or the Merger Agreement except as set forth below) or (2) in the event that a Superior Proposal is made and the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duty to stockholders, withdraw or modify its recommendation of the Offer and the Merger prior to the purchase of Shares pursuant to the Offer, so long as the Company continues to comply with all other provisions of the Merger Agreement and so long as all the conditions to the Company's right to terminate the Merger Agreement have been satisfied (including the expiration of the five business day period described therein and the payment of all amounts required pursuant thereto).

     Employee Benefit Matters. Mentor has agreed to recognize all service of the Company's employees for purposes of vacation and severance and participation in any employee benefit plan of Mentor or any of its subsidiaries in which such employees may be eligible to participate after the Effective Time.

     Stock Options. At the Effective Time, each of the Company's stock plans and each outstanding option to purchase Shares under such plans, whether vested or unvested, will be assumed by Mentor. Each such option so assumed by Mentor will continue to be subject to the same terms and conditions set forth in the applicable stock plan and the applicable stock option agreement, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of common stock of Mentor (the "Mentor Common Stock") equal to the product of the number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below) and rounded down to the nearest whole number of shares of Mentor Common Stock, and (ii) the per share exercise price for the shares of Mentor Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. The "Option Exchange Ratio" shall mean the quotient obtained by dividing (i) Merger Consideration by (ii) the average last sale price per share of the Mentor Common Stock on the Nasdaq Stock Market as reported in The Wall Street Journal (or, if either party disputes the accuracy of the prices therein reported, another mutually agreeable authoritative source) for the ten full trading-day period ending on the fifth full trading day prior to the Closing Date.

     Within 15 business days after the Effective Time, Mentor will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Company's stock plans a document evidencing the foregoing assumption of such option by Mentor, and Mentor may prohibit option exercises beginning at the Effective Time and ending upon the filing of a registration statement on Form S-8 with respect to such options. Mentor has agreed to file that registration statement no later than 15 business days after the Effective Time.

     The Merger Agreement provides that no later than immediately prior to the Effective Time, each unvested share of restricted stock and each unvested stock option held by any of the current executive officers of the Company shall become vested and all repurchase rights of the company with respect thereto shall lapse. Prior to the Effective Time, the Company's Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") of Common Stock or options to acquire Common Stock pursuant to the Merger Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

     Indemnity; Insurance. The parties have agreed that the indemnification obligations set forth in the Company's certificate of incorporation and the Company's bylaws shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by law.

     For six years from the Effective Time, the Surviving Corporation will provide to the Company's directors and officers (as of the date hereof and as of the Effective Time) an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the director's and officer's insurance in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement, which premium the Company represents and warrants to be approximately $415,000.

     Parent Agreement Concerning the Purchaser; Parent Guaranty. Mentor has agreed to cause the Purchaser to comply with its obligations under the Merger Agreement. Mentor has unconditionally guaranteed the Purchaser's and the Surviving Corporation's obligations under the Merger Agreement and has agreed to be liable for any breach of the Merger Agreement by the Purchaser or the Surviving Corporation.

     Additional Covenants. The Merger Agreement contains the following additional covenants of the parties:

     - Mentor and the Company have agreed to cooperate in the preparation and filing of tender offer and proxy filings in connection with the transactions contemplated by the Merger Agreement and the seeking of any actions, consents, approvals or waivers of any governmental entities or third parties required to be obtained in connection with the transactions contemplated by the Merger Agreement;

     - the Company has agree to provide Mentor and Purchaser with reasonable access to the Company's books, records and facilities, and Mentor and Purchaser have agreed to treat any information derived from that access as confidential;

     - each of the parties have agreed to promptly notify the other parties of the occurrence or non-occurrence of events, including a failure to comply with any covenant, condition or agreement of the Merger Agreement, which would be likely to cause any of the conditions to any of the transactions contemplated by the Merger Agreement not to be satisfied; and

     - Mentor and the Company have agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and to not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or any listing agreement with a stock market.

     Conditions to the Merger. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

          (i) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law;

          (ii) Mentor shall have purchased, or caused to be purchased, pursuant to the Offer all shares duly tendered and not withdrawn; provided, however, that Mentor shall not assert this condition if Mentor, in violation of the terms of the Offer or the Merger Agreement, fails to accept for payment or pay for Shares validly tendered pursuant to the Offer;

          (iii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal; and

          (iv) any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated.

     Termination. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time by action taken or authorized by the board of directors of the terminating party or parties, whether before or after approval of the Merger by the stockholders of the Company:

          (i) by mutual written consent of Mentor and the Company, by action of their respective Boards of Directors;

          (ii) by the Company if (A) Mentor fails to commence the Offer by the date that is five business days from the date of the Merger Agreement or
     (B) Mentor shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before December 23, 2002; provided, however, that the Company may not terminate the Merger Agreement if the Company shall have (1) failed to fulfill any obligation under the Merger Agreement, which failure has been the proximate cause of, or resulted in, the failure of any condition to the Offer to have been satisfied on or before such date, or (2) otherwise materially breached the Merger Agreement;

          (iii) by either the Company or Mentor if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither the Company nor Mentor may terminate the Merger Agreement if such party shall have materially breached the Merger Agreement;

          (iv) by either the Company or Mentor if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (A) the acceptance for payment of, or payment for, Shares pursuant to the Offer or (B) the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable);

          (v) by Mentor prior to the purchase of Shares pursuant to the Offer, if (A) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed upon Mentor's request to reconfirm, its approval or recommendation of the Offer, the Merger or the Merger Agreement (or determined to do so); (B) the Company Board shall have determined to recommend to the Company's stockholders that they approve an Acquisition Proposal other than the Offer and the Merger or shall have determined to accept a Superior Proposal; or (C) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 15% or more of the outstanding Shares is commenced (other than by Mentor or an affiliate of Mentor) and the Company Board fails to recommend that the Company's stockholders not tender their Shares in such tender or exchange offer;

          (vi) by the Company, if the Company Board determines to accept a Superior Proposal, but only after the Company (A) provides Mentor with not less than five business days' notice of its determination to accept such Superior Proposal, including all terms thereof (after giving effect to all of the concessions which may be offered by Mentor pursuant to clause (B) below), (B) within the not less than five business day period referred, the Company has and has caused its financial and legal advisors to, negotiate with Mentor to make such adjustments in the terms and conditions of the Merger Agreement with the goal of enabling the Company to proceed with the transactions contemplated hereby, and (C) pays to Mentor an amount up to $7,342,500 (provided that the Company's right to terminate the Merger Agreement shall not be available if the Company is then in breach of the nonsolicitation provisions of the Merger Agreement); or

          (vii) by Mentor, prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition shall not have been satisfied by the Expiration Date of the Offer and on or prior to such Expiration Date the Company shall have received an Acquisition Proposal (other than from Mentor).

     Termination Fee and Expenses. If the Merger Agreement is terminated (A) pursuant to (v) or (vi) above, (B) pursuant to (vii) above and the Company either enters into a definitive agreement relating to or consummates such Acquisition Proposal (with, for purposes of this provision, all of the references to 15% changed to "at least 50%" in the definition of "Acquisition Proposal") within 12 months of such termination, or (C) by Mentor pursuant to
(iii) above by reason of a failure of certain conditions to the Offer and the Company either enters into a definitive agreement relating to or consummates an Acquisition Proposal (with, for purposes of this provision, all of the references to 15% changed to "at least 50%" in the definition of "Acquisition Proposal") within 12 months of such termination, then, in any such case, the Company shall pay to Mentor an amount equal to the sum of Mentor's Expenses up to an amount equal to $7,342,500.

     In addition to any payment of Expenses described above, (A) in the event that the Merger Agreement is terminated pursuant to (v) or (vi), then the Company shall pay to Mentor a termination fee of $7,342,500 less any Expenses paid by the Company; and (B) in the event that the Merger Agreement is terminated pursuant to (vii) above and the Company either enters into a definitive agreement relating to or consummates such Acquisition Proposal (with, for purposes of this provision, all of the references to 15% changed to "at least 50%" in the definition of "Acquisition Proposal") within 12 months of such termination, then the Company shall pay Mentor a termination fee of $7,342,500 less any Expenses paid by the Company.

  THE TENDER AGREEMENTS

     Mentor has entered into a separate Tender Agreement with each of the Significant Stockholders. The Significant Stockholders own an aggregate of 16,281,333 Shares, of which 15,633,687 Shares (representing approximately 39% of the outstanding Shares or 32% of the Shares on a fully diluted basis) are subject to the Tender Agreements (the "Subject Shares"). Pursuant to the Tender Agreements, each Significant Stockholder has agreed to tender and sell all Subject Shares owned by it to Mentor pursuant to and in accordance with the terms of the Offer.

     During the term of the Tender Agreements, no Significant Stockholder shall
(A) sell, transfer, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to the transfer by such Stockholder of, any of the Subject Shares or offer any interest in any Subject Shares thereof to any person other than pursuant to the terms of the Offer, the Merger or the Tender Agreements, (B) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Subject Shares, or (C) take any action that would make any representation or warranty of such Significant Stockholder contained in its respective Tender Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Significant Stockholder from performing its obligations under its respective Tender Agreement.

     Under each Tender Agreement, the Significant Stockholder has granted to Mentor an irrevocable option to purchase from time to time the Subject Shares owned by the Significant Stockholder, upon the terms and subject to the conditions set forth in the Tender Agreement. The Option may be exercised by Mentor in whole or from time to time in part, at any time following the occurrence of a Triggering Event (as defined below) and prior to the termination of the Option on the earlier of 45 days after the date the Merger Agreement is terminated in accordance with its terms or the Effective Time. Mentor's right to exercise the Option is subject to the following conditions:

          (i) Neither Mentor Graphics nor Purchaser shall have breached any of its material obligations under the Merger Agreement;

          (ii) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States invalidating the grant or prohibiting the exercise of the Option or the delivery of the Optioned Shares shall be in effect;

          (iii) All applicable waiting periods under the HSR Act shall have expired or been terminated; and

          (iv) One or more of the following events (each, a "Triggering Event") shall have occurred on or after April 23, 2002:

             (A) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed upon Mentor's request to reconfirm, its approval or recommendation of the Offer, the Merger or the Merger Agreement (or determined to do so);

             (B) the Company Board shall have determined to recommend to the Company's stockholders that they approve an Acquisition Proposal other than the Offer and the Merger or shall have determined to accept a Superior Proposal;

             (C) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 15% or more of the outstanding Shares is commenced (other than by Mentor or an affiliate of Mentor); or

             (D) there is a public announcement with respect to a plan or intention by the Company, other than with respect to Mentor or its affiliates, to effect any of the foregoing transactions.

     During the term of the Tender Agreements, the Significant Stockholders have agreed not to and have agreed not to authorize, permit or cause any of their respective directors, officers, employees, agents, representatives and advisors to directly or indirectly (A) solicit, initiate, encourage (including by way of furnishing non-public information) or facilitate any Acquisition Proposal or (B) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or otherwise cooperate in any way with, or participate in or assist, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Each Significant Stockholder has agreed to promptly communicate to Mentor, to the same extent as required by the Company pursuant to, and subject to the same conditions contained in, the Merger Agreement, the terms and other information concerning, any proposal, discussion, negotiation or inquiry and the identity of the party making such proposal or inquiry which such Significant Stockholder may receive in respect of any such Acquisition Proposal.

     During the term of the Tender Agreements, William Herman, Richard Lucier, Kevin O'Brien, Peter Johnson, Kyoden Company Limited, DLJ Capital Corporation and DLJ ESC II, L.P. (such Significant Stockholders owning in the aggregate approximately 38.8% of the outstanding Shares) have agreed to vote each of their respective Shares at any meeting of the stockholders of the Company, however called, (A) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby, and (B) against any action or agreement (other than the Merger and the other transactions contemplated by the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer or the other transactions contemplated by the Merger Agreement and the Tender Agreement, including, but not limited to:

          (i) any Acquisition Proposal;

          (ii) any action that is reasonably likely to result in a breach in any respect of any representation, warranty, covenant or any other obligation or agreement of the Company under the Merger Agreement or result in any of the conditions of the Offer not being fulfilled;

          (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries;

          (iv) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company and its subsidiaries;

          (v) any change in the management or Company Board, except as otherwise agreed to in writing by Mentor;

          (vi) any material change in the present capitalization or dividend policy of the Company; and

          (vii) any other material change in the Company's corporate structure, business, certificate of incorporation or bylaws that is not agreed to by Mentor in the exercise of Mentor's discretion.

These Significant Stockholders also irrevocably granted and appointed certain officers of Mentor their proxy and attorney-in-fact to vote their respective Subject Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and against any Acquisition Proposal.

     Each Tender Agreement terminates on the earlier of (A) 45 days after the date on which the Merger Agreement is terminated in accordance with its terms (except in certain situations upon which the Tender Agreements will terminate immediately upon termination of the Merger Agreement), and (B) the Effective Time. The voting obligations of the Significant Stockholders terminate in the event of the termination of the Merger Agreement, if and only if the Company gives Mentor notice of a record date for a vote on an Acquisition Proposal, other than the Merger Agreement at least 13 business days prior the date of such record date.

  NON-COMPETE AGREEMENTS

     Prior to the execution of the Merger Agreement, Mentor and the Company entered into non-compete agreements with the Company's chairman and chief executive officer and the Company's president (each, a "Principal"). Under the non-compete agreements, each Principal has agreed that for a period of 18 months from the later to occur of the Effective Time or the date of termination or expiration of his employment with the Company (the "Non-Competition Period"), he will not, unless acting with Mentor's prior written consent, directly or indirectly, own, manage, join, operate or control, or participate in the ownership, management, operation or control of, or be engaged as a director, officer, employer, employee, partner, consultant or independent contractor with, or permit his name to be used by or in connection with, any business or organization which directly or indirectly competes with the Mentor's business or the Company's business in each and every state in the United States and every country in the world in which Mentor and the Company conduct business.

     In addition, each Principal has agreed that during the Non-Competition Period, he will not hire, as director, officer, employer, employee, partner, consultant, independent contractor or otherwise, any person who during the term of his employment by the Company or Mentor was employed by Mentor, Purchaser or the Company or any affiliate thereof, except for any person involuntarily terminated by the Company, Mentor, or Purchaser or any person who has not been in such employment within nine months from the date of the proposed hire by such Principal.

  EXCLUSIVITY AND CONFIDENTIALITY AGREEMENT

     The Exclusivity and Confidentiality Agreement, dated March 25, 2002, contains customary provisions pursuant to which, among other matters, Mentor and the Company agreed to keep confidential all confidential information concerning the Company or Mentor, respectively, furnished to each party by the other, to use such material solely in connection with evaluating or consummating an acquisition of the Company by Mentor, and, except with the prior written consent of the other party, not to disclose the fact that discussions or negotiations have or are taking place concerning a possible transaction involving the Company or the status thereof.

     In consideration of the substantial investment of time and resources that Mentor made in order to evaluate and consummate an acquisition of the Company by Mentor, the Company agreed that, from the date of the Exclusivity and Confidentiality Agreement until the earlier of (a) 6:00 p.m. Pacific Time on April 15, 2002 (subsequently extended through April 23, 2002), (b) the date that the definitive Merger Agreement is fully executed and becomes effective, or (c) the date on which Mentor shall deliver notice in writing to the Company that the exclusivity provisions of the Exclusivity and Confidentiality Agreement are terminated, neither the Company nor any of its officers, employees, directors, affiliates or other representatives would, directly or indirectly,

          (i) solicit, encourage, initiate, entertain, substantively review or participate in any negotiations or discussions with respect to any offer or proposal (formal or informal, oral, written or otherwise) to acquire all or any material part of the Company, whether by purchase of assets, exclusive license, joint venture formation, purchase of stock, business combination or otherwise;

          (ii) disclose any information not customarily disclosed to any person concerning the Company and which the Company believes would be used for the purposes of formulating any such an offer or proposal;

          (iii) assist, cooperate with, facilitate or encourage any person to make any offer or proposal to acquire all or any material part of the Company (directly or indirectly);

          (iv) agree to, enter into a contract regarding, approve, recommend or endorse any transaction involving the acquisition of all or any material part of the Company; or

          (v) authorize or permit any of the Company's officers, employees, directors, affiliates or other representatives to take any such action;

provided, however, that the Company could engage in discussions and negotiations with respect to the sale of all or any portion of the Company's SLD business or products and/or the conduct of its business in the ordinary course, including but not limited to the licensing of its products to end users and resellers. The Company agreed to cease and cause to be terminated all existing discussions or negotiations with any parties, other than Mentor, conducted prior to the date of the Exclusivity and Confidentiality Agreement with respect to any competing proposed transaction and that, subject to the exceptions above, it would not engage in any material transaction involving the transfer or licensing of any intellectual property to a third party or the issuance or exchange of the Company's equity securities or securities convertible into equity securities (other than routine awards of stock options and restricted stock under the Company's existing stock plans and exercises of such awards) or any material financing transaction without Mentor's advance written consent.

     13. Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights.

     Purpose of the Offer. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. If the Offer is successful, Mentor intends to consummate the Merger as promptly as practicable. If Mentor owns 90% or more of the outstanding Shares, following consummation of the Offer, whether through purchases pursuant to the Offer or otherwise or a combination of purchases and the Top-Up Option, Mentor intends to consummate the Merger as a "short-form" merger pursuant to Section 253 of the DGCL. Under such circumstances, neither the approval of any holder of Shares nor the Company Board would be required.

     If, following the consummation of the Offer, Mentor owns less than 90% of the outstanding Shares, the Company Board will be required to submit the Merger to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with Delaware law. If the Minimum Condition is satisfied, Mentor will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Merger at the stockholders' meeting without the affirmative vote of any other stockholder.

     Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Mentor Graphics.

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's stockholders. Any such solicitation which Mentor might make would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

     Section 203 of the DGCL. Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company's Board of Directors has approved the Offer, the Merger, the Merger Agreement and the Tender Agreement and the transactions contemplated thereby for the purposes of Section 203 of the DGCL. See "The Offer -- Certain Legal Matters; Regulatory Approvals."

     Plans for the Company. Mentor believes that its acquisition of the Company will broaden Mentor's position in both the PCB systems and wire harness design markets through the integration of the Company's complementary solutions with Mentor's.

     Mentor is studying how the Company's business will be integrated into Mentor's systems design business. Mentor is in the process of evaluating the business and operations of the Company and after the consummation of the Offer and the Merger will take such actions as it deems appropriate under the circumstances. Except as described above or elsewhere in this Offer to Purchase, Mentor has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management or any material change in the Company's capitalization or dividend policy.

     Appraisal Rights. Appraisal rights are not available in the Offer. If the Merger is consummated, however, holders of Shares at the effective time of the Merger who do not vote in favor of, or consent to, the Merger will have rights under Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262 attached hereto as
Schedule II. Failure to follow the steps that Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

     14. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Registration under the Exchange Act. The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq National Market and may be delisted from the Nasdaq National Market. The published guidelines of the Nasdaq National Market indicate that the Nasdaq National Market would consider delisting the Shares if, among other things, either (1) the number of round lot holders of Shares should fall below 400, the number of publicly held Shares should fall below 750,000, the aggregate market value of the publicly held Shares should fall below $5,000,000, the minimum bid price for Shares should fall below $1 per Share, the stockholders' equity in the Company should fall below $10,000,000, and there should be less than two registered and active market makers providing quotations for the Shares, or, alternatively, (2) the market capitalization of the Company (or the Company's total assets and total revenue for the last completed fiscal year, respectively) should fall below $50,000,000, the number of round lot holders of Shares should fall below 400, the number of publicly held Shares should fall below 1,100,000, the aggregate market value of the publicly held Shares should fall below $15,000,000, the minimum bid price for Shares should fall below $3 per Share and there should be less than four registered and active market makers providing quotations for the Shares.

     To the extent the Shares are delisted from the Nasdaq National Market, the market for the Shares could be adversely affected. If the Nasdaq National Market were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations for the Shares would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act (as described below) and other factors. Mentor cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the price per Share to be paid in the Merger.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are no longer authorized for quotation on the Nasdaq National Market and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for reporting on the National Association of Securities Dealers Automated Quotation System. We presently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as possible after the consummation of the Offer and the Merger as the requirements for termination of registration are met.

     15. Dividends and Distributions. If on or after the date of this Offer to Purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on April 23, 2002 upon exercise of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under "The Offer -- Conditions to the Offer," we may, in our reasonable discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

16.  Conditions to the Offer.

     Notwithstanding any other provisions of the Offer, Mentor shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless (i) there shall have been validly tendered and not validly withdrawn immediately prior to the Expiration Date that number of Shares which represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition") and (ii) any applicable waiting period under the HSR Act or under any applicable foreign statutes or regulations shall have expired or been terminated prior to the Expiration Date. In addition, notwithstanding any other term of the Offer or the Merger Agreement, Mentor shall not be required to accept for payment or, subject as aforesaid, pay for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment or payment for any Shares, if any of the following events shall occur and be continuing and such event shall not have been proximately caused by the breach of Mentor of any of its obligations under the Merger Agreement:

          (A) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that, in the reasonable judgment of Mentor, would be expected to, directly or indirectly:

             (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Offer;

             (ii) prohibit or materially limit the ownership or operation by Mentor of all or any material portion of the business or assets of the Company and the Company Subsidiaries taken as a whole or compel Mentor to dispose of or hold separate all or any material portion of the business or assets of Mentor, or of the Company and the Company Subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Mentor to conduct its business or own such assets;

             (iii) impose material limitations on the ability of Mentor effectively to acquire, hold or exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by Mentor on all matters properly presented to the Company's stockholders;

             (iv) require divestiture by Mentor of any Shares;

             (v) result in a material diminution of the value of the Shares or the benefits expected to be derived by Mentor as a result of the Offer or the Merger Agreement;

             (vi) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Mentor or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly adversely affects to the Offer in any material respect; or

             (vii) result in a Company Material Adverse Effect; or

          (B) there shall be instituted or pending any action or proceeding by any Governmental Entity seeking, or that would reasonably be expected to result in, any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above; or

          (C) any development or change shall have occurred in the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company or any Company Subsidiary that has had, or could reasonably be expected to have, a Company Material Adverse Effect; or

          (D) (i) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed promptly upon Mentor's request to reconfirm, its approval or recommendation of the Offer, the Merger or the Merger Agreement;

          (ii) the Company Board shall have decided to recommend to the Company's stockholders that they approve an Acquisition Proposal other than the Offer and the Merger or shall have decided to accept a Superior Proposal;

          (iii) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 15% or more of the outstanding Shares is commenced (other than by Mentor or an affiliate of Mentor) and the Company Board fails to recommend that the Company's stockholders not tender their Shares in such tender or exchange offer; or

          (iv) any person (other than Mentor or an affiliate of Mentor) or group becomes the beneficial owner of 15% or more of the outstanding Shares; or

          (E) the Company and Mentor shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

          (F) (i) any of the representations and warranties of the Company contained in the Merger Agreement that are qualified by reference to a Company Material Adverse Effect shall not be true when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date); or

          (ii) any of the representations and warranties of the Company contained in the Merger Agreement that are not so qualified shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date); or

          (G) the Company shall have failed to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement or any Ancillary Agreement; or

          (H) there shall have occurred, and continued to exist,

             (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the over-the-counter stock market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System;

             (ii) any decline of at least 25% in either the Dow Jones Average of Industrial Stocks, the Standard & Poor's 500 Index or the Nasdaq National Market from the close of business on the last trading day immediately preceding the date of the Merger Agreement through the Expiration Date;

             (iii) a commencement of a war, armed hostilities, acts of terrorism or other national or international crisis involving the United States or, in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof, in each case that could reasonably be expected to have a material adverse effect on the Company, Mentor or the consummation of the Offer; or

             (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or a material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions; or

          (I) (i) any required approval, permit, authorization or consent, with respect to the Company, the Company Subsidiaries or the Company's business, of any other person or entity shall not have been obtained the lack of which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect; or (ii) any required material approval, permit, authorization or consent of any Governmental Entity or any other person or entity, shall not have been obtained on terms satisfactory to Mentor in its reasonable discretion.

     The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for the benefit of Mentor and may be asserted by Mentor regardless of the circumstances giving rise to any such conditions and (except for the Minimum Condition) may be waived by Mentor in whole or in part at any time and from time to time in its reasonable discretion, in each case subject to the terms of the Merger Agreement. The failure by Mentor at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     17.  Certain Legal Matters; Regulatory Approvals.

     General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action would be sought. However, we do not intend to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Offer -- Conditions to the Offer."

     State Takeover Laws. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless: (a) prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The Company Board has approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement for purposes of
Section 203 of the DGCL.

     The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

     The Company is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corporation, invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corporation v. Dynamics Corporation of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corporation v. Telex Corporation, a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc.
v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     Except as described herein, we have not attempted to comply with any state takeover statutes in connection with this Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See "The Offer -- Conditions to the Offer."

     Antitrust. Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, each of Mentor and the Company intends to file a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about May 1, 2002. As a result, we anticipate that the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on or about Thursday, May 16, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by formally requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, the Antitrust Division or the FTC may defer the consummation of the Merger and the transactions contemplated thereby only by court order. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

     Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See "The Offer -- Conditions to the Offer." Subject to certain circumstances described in "The Offer -- Extension of Tender Period; Termination;

Amendment," any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Mentor's acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Mentor's or the Company's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Mentor does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer -- Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 indicates that the Company and certain of its subsidiaries conduct business in foreign countries where regulatory filings or approvals under antitrust and other laws may be required or desirable in connection with the consummation of the Offer and the Merger. Certain of such filings for approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. After commencement of the Offer, Mentor will seek further information regarding the applicability of any such laws and currently intend to take such action as may be required or desirable. If any government or governmental authority or agency takes any action prior to the completion of the Offer that, in the sole judgment of Mentor, might have certain adverse effects, Mentor will not be obligated to accept for payment or pay for any Shares tendered.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares in connection with the Merger. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262 attached hereto as Schedule II.

     Delaware Law. The Merger also would need to comply with other applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

     Foreign Laws. According to publicly available information, the Company also leases property and conducts businesses in a number of other jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of Germany and other foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. In addition, the waiting period prior to consummation of the Offer associated with such filings or approvals may extend beyond the scheduled Expiration Date. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Merger.

     18. Fees and Expenses. Mentor has retained Needham & Company, Inc. to act as its financial advisor, MacKenzie Partners, Inc. to act as the Information Agent and Wilmington Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

     We will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     19. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we will make a good faith effort to take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of Mentor Graphics or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in "The Offer -- Certain Information Concerning the Company -- Available Information" of this Offer to Purchase.

                                          MENTOR GRAPHICS CORPORATION

                                          INDIANA MERGER CORPORATION

April 30, 2002

                                                                      SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF MENTOR GRAPHICS AND PURCHASER

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Mentor Graphics are set forth below. References herein to "Mentor Graphics" mean Mentor Graphics Corporation. Unless otherwise indicated below, the business address of each director and officer is c/o Mentor Graphics Corporation, 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Mentor Graphics. Except as described herein, none of the directors and officers of Mentor Graphics listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

                                                             PRESENT PRINCIPAL OCCUPATION AND
NAME                                  TITLE                    FIVE YEAR EMPLOYMENT HISTORY
----                                  -----                  --------------------------------
Walden C. Rhines        Chairman of the Board and Chief     Dr. Rhines has served as Chairman
                        Executive Officer                   of the Board and Chief Executive
                                                            Officer of Mentor Graphics since
                                                            2000. From 1993 to 2000 he was
                                                            Director, Chief Executive Officer
                                                            and President of Mentor Graphics.
Gregory K. Hinckley     Director, President and Chief       Mr. Hinckley has served as
                        Operating Officer                   Director and President of Mentor
                                                            Graphics since 2000. From 1997 to
                                                            2000 he served as Executive Vice
                                                            President, Chief Operating Officer
                                                            and Chief Financial Officer of
                                                            Mentor Graphics. From 1995 until
                                                            1996 Mr. Hinckley was Senior Vice
                                                            President of VLSI Technology, Inc.
L. Don Maulsby          Senior Vice President, World Trade  Mr. Maulsby has served as Senior
                                                            Vice President, World Trade since
                                                            October 1999. From June 1998 to
                                                            October 1999, he was president of
                                                            Tri-Tech and Associates, a
                                                            manufacturer's representative
                                                            firm. From June 1997 to June 1998
                                                            he was Vice President of World
                                                            Wide Sales and Marketing for
                                                            Interphase Corporation, a
                                                            manufacturer of high performance
                                                            network and mass storage products.
                                                            From April 1988 to December 1997,
                                                            he was employed by VLSI
                                                            Technology, Inc. where his duties
                                                            included Vice President Worldwide
                                                            Sales and Vice President and
                                                            General Manager of its Computing
                                                            Division.

                                                             PRESENT PRINCIPAL OCCUPATION AND
NAME                                  TITLE                    FIVE YEAR EMPLOYMENT HISTORY
----                                  -----                  --------------------------------
Anthony B. Adrian       Vice President, Corporate           Mr. Adrian has served as Vice
                        Controller                          President, Corporate Controller
                                                            since joining Mentor Graphics in
                                                            January 1998. From August to
                                                            December of 1997, he held the
                                                            position of Vice President and
                                                            Acting Controller for Wickland Oil
                                                            Company, a petroleum marketing and
                                                            distribution company. From January
                                                            1996 to August 1997, Mr. Adrian
                                                            served as Managing Director of
                                                            Wickland Terminals in Australia.
                                                            From November 1992 to January
                                                            1996, Mr. Adrian served as Vice
                                                            President and Controller of
                                                            Wickland Oil.
Jue-Hsien Chern         Vice President, Deep Submicron      Dr. Chern has served as Vice
                        Division                            President and General Manager of
                                                            Mentor Graphics' Deep Submicron
                                                            (DSM) Division since joining
                                                            Mentor in January 2000. From 1994
                                                            to 1998, Dr. Chern served as Vice
                                                            President and Chief Technology
                                                            Officer for Technology Modeling
                                                            Associates. In 1998 Technology
                                                            Modeling Associates merged with
                                                            Avant! Corporation and Dr. Chern
                                                            became head of Avant!'s DSM
                                                            Business Unit. From August 1999 to
                                                            December 1999, Dr. Chern was
                                                            President of Ultima Corporation.
Brian Derrick           Vice President                      Mr. Derrick has served as Vice
                                                            President and General Manager of
                                                            Mentor Graphics' Physical
                                                            Verification (PVX) Division since
                                                            November 2000. From March 1998 to
                                                            November 2000, he was the Director
                                                            of Mentor Graphics' Calibre and
                                                            Velocity Strategic Business Unit.
                                                            From January 1997 to March 1998,
                                                            he was marketing manager for
                                                            Mentor Graphics' Calibre Business
                                                            Unit. Mr. Derrick was employed by
                                                            Allied Signal Corporation from
                                                            1988 to 1997, where his duties
                                                            included marketing manager. He has
                                                            been with Mentor Graphics since
                                                            1997.
Dean Freed              Vice President, General Counsel     Mr. Freed has served as Vice
                        and Secretary                       President, General Counsel and
                                                            Secretary of Mentor Graphics since
                                                            July 1995. Mr. Freed served as
                                                            Deputy General Counsel and
                                                            Assistant Secretary of Mentor
                                                            Graphics from April 1994 to July
                                                            1995. He has been employed by
                                                            Mentor Graphics since January
                                                            1989.

                                                             PRESENT PRINCIPAL OCCUPATION AND
NAME                                  TITLE                    FIVE YEAR EMPLOYMENT HISTORY
----                                  -----                  --------------------------------
Henry Potts             Vice President and General          Mr. Potts has served as Vice
                        Manager, Systems Design Division    President and General Manager of
                                                            the Systems Design Division (SDD)
                                                            since joining Mentor Graphics in
                                                            April 1999. From 1997 to 1998, Mr.
                                                            Potts was Vice President of
                                                            Engineering for Hitachi Micro
                                                            Systems, a semiconductor research
                                                            and development company. From 1994
                                                            to 1997, he was employed by
                                                            Motorola Semiconductor where his
                                                            duties included leading the
                                                            development activities for
                                                            Advanced Signal Processor Silicon
                                                            and software products.
Anne Wagner Sanquini    Vice President and General          Ms. Sanquini has served as Vice
                        Manager, HDL Division               President and General Manager of
                                                            the Hardware Description Language
                                                            (HDL) Design Division since April
                                                            1999. From June 1998 to April
                                                            1999, Ms. Sanquini served as Vice
                                                            President, Marketing for Mentor
                                                            Graphics. From 1996 to 1998, Ms.
                                                            Sanquini was Vice President of
                                                            Corporate Marketing for the
                                                            SunSoft operating company of Sun
                                                            Microsystems, Inc. Ms. Sanquini
                                                            has been with Mentor Graphics
                                                            since June 1998.
Dennis Weldon           Treasurer                           Mr. Weldon has served as Treasurer
                                                            and Director of Corporate Business
                                                            Development since February 1996.
                                                            Mr. Weldon served as Director of
                                                            Business Development from June
                                                            1994 to January 1996. Mr. Weldon
                                                            has been employed by Mentor
                                                            Graphics since July 1988.
Marsha B. Congdon       Director                            Ms. Congdon has served as a
                                                            Director of Mentor Graphics since
                                                            1991. Since 1997, Ms. Congdon's
                                                            principal occupation has been
                                                            private investment. Ms. Congdon
                                                            served as Vice President, Policy
                                                            and Strategy of US West Inc. from
                                                            1995 to 1997.

                                                             PRESENT PRINCIPAL OCCUPATION AND
NAME                                  TITLE                    FIVE YEAR EMPLOYMENT HISTORY
----                                  -----                  --------------------------------
James R. Fiebiger       Director                            Dr. Fiebiger has served as a
                                                            Director of Mentor Graphics since
                                                            1994. He has been Chairman of the
                                                            Board and Chief Executive Officer
                                                            of Lovoltech Inc. (a semiconductor
                                                            company) since 1999; Vice Chairman
                                                            and Managing Director of
                                                            Technology Licensing of Gatefield
                                                            Corporation (a semiconductor
                                                            company) from 1998 to 2000;
                                                            President and Chief Executive
                                                            Officer of Gatefield Corporation
                                                            from 1996 to 1998; Chairman of the
                                                            Board and Managing Director of
                                                            Thunderbird Technologies, Inc. (a
                                                            technology licensing company) from
                                                            1992 to 1997; Chairman of the
                                                            Board of Directors of Thunderbird
                                                            Technologies, Inc.; Director of
                                                            QLogic Corporation (a developer of
                                                            semiconductor and board-level
                                                            products) and Actel Corporation (a
                                                            developer of field programmable
                                                            gate arrays).
David A. Hodges         Director                            Dr. Hodges has served as Director
                                                            of Mentor Graphics since 1995. Dr.
                                                            Hodges is a Professor in the
                                                            Graduate School of the Department
                                                            of Electrical Engineering and
                                                            Computer Science at the University
                                                            of California at Berkeley ("UC
                                                            Berkeley") where he has been a
                                                            faculty member since 1970. Dr.
                                                            Hodges was Dean of the College of
                                                            Engineering at UC Berkeley from
                                                            1990 to 1996. Dr. Hodges is also a
                                                            Director of Silicon Image, Inc.
Kevin C. McDonough      Director                            Dr. McDonough has served as a
                                                            Director of Mentor Graphics since
                                                            1999. Since 1999, he has served as
                                                            President and Chief Executive
                                                            Officer of ChipData, Inc. Dr.
                                                            McDonough was Vice President and
                                                            General Manager of National
                                                            Semiconductor Corporation from
                                                            1997 to 1999 and served as Senior
                                                            Vice President of Engineering of
                                                            Cyrix Corporation from 1989 to
                                                            1997.
Fontaine K. Richardson  Director                            Dr. Richardson has served as a
                                                            Director of Mentor Graphics since
                                                            1983. His principal occupation
                                                            since 2000 has been private
                                                            investment. Dr. Richardson has
                                                            been a General Partner of Eastech
                                                            III and Vice President of Eastech
                                                            Management Company from 1983 to
                                                            2000. He also serves as Director
                                                            of ePresence, Inc.

     The name and position with Purchaser of each director and officer of Purchaser are set forth below. The business address, Mentor Graphics principal occupation or employment, five-year employment history and citizenship of each such person is set forth above.

NAME                                      TITLE
----                                      -----
Walden C. Rhines     President, Chief Executive Officer and Director
Gregory K. Hinckley  Chief Financial Officer and Director
Dean Freed           Secretary

                                                                     SCHEDULE II

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
                              RIGHTS OF APPRAISAL

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depositary receipt" mean a receipt or other instrument issued by a depositary representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depositary.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof;

             b. Shares of stock of any other corporation, or depositary receipts in respect thereof, which shares of stock (or depositary receipts in respect thereof) or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who was complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                 INNOVEDA, INC.

                                       AT

                              $3.95 NET PER SHARE

                                       BY

                           INDIANA MERGER CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                          MENTOR GRAPHICS CORPORATION

     The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                            [WILMINGTON TRUST LOGO]

                  By Mail:                               By Hand/Overnight Courier:
       CT Reorg. Svcs., Drop Code 1615                    Wilmington Trust Company
          Wilmington Trust Company                           Rodney Square North
                P.O. Box 8861                             1100 North Market Street
       Wilmington, Delaware 19899-8861                 Wilmington, Delaware 19890-1615
                                                     Attn: Corporate Trust Reorg. Svcs.

                                 By Facsimile:
                                 (302) 636-4145
                             Confirm by Telephone:
                                 (302) 636-6518

     If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                      LOGO
                               105 Madison Avenue
                            New York, New York 10016
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885